EXHIBIT 99.1

FDA Accepts for Filing Intellipharmaceutics' ANDA for Generic Lamictal(R) XR(TM)

TORONTO, Oct. 31, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) today announced the U.S. Food and Drug Administration (FDA) has accepted for filing its abbreviated new drug application (ANDA) for a generic version of Lamictal® XR™ (lamotrigine extended-release tablets), an anticonvulsant drug used in the treatment of epilepsy. According to Wolters Kluwer Health, U.S. sales of Lamictal XR, which was approved by the FDA in June 2009, were approximately US$199 million for the 12 months ending September 2011 – an 84% increase over the comparable period in 2010.

"We are very pleased with the filing of an ANDA for our generic version of Lamictal XR with the FDA as this not only represents the accomplishment of a key milestone for Intellipharmaceutics, it is also a very exciting addition to the five product candidates we currently have under review by the FDA," commented Dr. Isa Odidi, CEO of Intellipharmaceutics. "Our Hypermatrix technology platform continues to demonstrate its ability to replicate the release profiles of a cross section of drugs and we will continue to seek to exploit the capabilities of this platform to expand our pipeline of products in various stages of development. I believe Intellipharmaceutics is well positioned to generate future value for our shareholders."

Intellipharmaceutics now has six ANDAs being reviewed by the FDA for approval, with reported sales by others for branded and generic versions of these products being approximately $6.6 billion for the 12 months ended September 2011. The Company develops both ANDA product candidates and new drugs through the New Drug Application (NDA) 505(b)(2) regulatory pathway. No assurance can be given as to whether or when the FDA will approve any Intellipharmaceutics application.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development, including six ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the Company's plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales and revenues, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks and uncertainties detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our annual information form dated February 28, 2011 and Form 20-F for the year ended November 30, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

CONTACT: Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com